Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-206169, 333-206169-01

Supplementing the Preliminary Prospectus

Supplement dated November 19, 2015

(To the Prospectus dated August 6, 2015)

INTERCONTINENTAL EXCHANGE, INC.

November 19, 2015

$1,250,000,000 2.750% SENIOR NOTES DUE 2020

$1,250,000,000 3.750% SENIOR NOTES DUE 2025

The information in this pricing term sheet relates to the offering (the “Offering”) of 2.750% Senior Notes due 2020 and 3.750% Senior Notes due 2025 (collectively, the “Notes”) of Intercontinental Exchange, Inc. (the “Issuer”), and should be read together with the preliminary prospectus supplement dated November 19, 2015 relating to the Offering, and the accompanying prospectus dated August 6, 2015 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-206169, 333-206169-01) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). Capitalized used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	Intercontinental Exchange, Inc.

Guarantor:	NYSE Holdings LLC

Expected Ratings (Moody’s / S&P)*:	A2 / A

Securities:	2.750% Senior Notes due 2020 (the “2020 Notes”) 3.750% Senior Notes due 2025 (the “2025 Notes”)

Principal Amount:	$1,250,000,000 of the 2020 Notes $1,250,000,000 of the 2025 Notes

Trade Date:	November 19, 2015

Settlement Date:	November 24, 2015 (T+3)

Maturity:	December 1, 2020 for the 2020 Notes December 1, 2025 for the 2025 Notes

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing June 1, 2016

Coupon (Interest Rate):	2.750% for the 2020 Notes 3.750% for the 2025 Notes

Price to Public:	99.888% of the principal amount for the 2020 Notes 99.983% of the principal amount for the 2025 Notes

Benchmark Treasury:	1.375% due October 31, 2020 for the 2020 Notes 2.250% due November 15, 2025 for the 2025 Notes

Benchmark Treasury Price and Yield:	98-18 3⁄4 / 1.674% for the 2020 Notes 99-31+ / 2.252% for the 2025 Notes

Spread to Benchmark Treasury:	T + 110 basis points for the 2020 Notes T + 150 basis points for the 2025 Notes

Yield to Maturity:	2.774% for the 2020 Notes 3.752% for the 2025 Notes

Special Mandatory Redemption:	The net proceeds of the Offering will be deposited into an escrow account upon the closing of the Offering. If all conditions to the release of the funds held in escrow, including the certification by the Issuer as to the consummation of the IDC Merger, have not been satisfied on or prior to July 26, 2016, or if the Issuer notifies the Escrow Agent in writing that the Issuer will not pursue the consummation of the IDC Merger, or that the IDC Merger Agreement has been amended, modified or waived, or any consent granted with respect thereto, in a manner that would be materially adverse to the holders of the Notes (as reasonably determined by the Issuer), the Issuer will be obligated to redeem all of the Notes at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest on the Notes to, but excluding, the redemption date.

Optional Redemption:

2020 Notes: Make-whole call at any time prior to November 1, 2020 (one month prior to the maturity date of the 2020 Notes) at T+20 basis points; par call at any time on or after November 1, 2020 (one month prior to the maturity date of the 2020 Notes).

2025 Notes: Make-whole call at any time prior to September 1, 2025 (three months prior to the maturity date of the 2025 Notes) at T+25 basis points; par call at any time on or after September 1, 2025 (three months prior to the maturity date of the 2025 Notes).

Net Proceeds to the Issuer (Before Offering Expenses):	$2,482,762,500 ($1,241,100,000 from the 2020 Notes, and $1,241,662,500 from the 2025 Notes)

CUSIP Number:	45866F AC8 for the 2020 Notes 45866F AD6 for the 2025 Notes

ISIN Number:	US45866FAC86 for the 2020 Notes US45866FAD69 for the 2025 Notes

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

Fifth Third Securities, Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Lloyds Securities Inc.

Goldman, Sachs & Co.

*Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the 2020 Notes and the 2025 Notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.